Exhibit 99.1

DragonWave Commences Trading on NASDAQ

Ottawa, Ontario, October 15, 2009 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) (“DragonWave” or the “Company”) announced today that it has commenced trading on the NASDAQ Global Market under the symbol “DRWI”. DragonWave’s common shares are dual listed on the Toronto Stock Exchange and the NASDAQ Global Market.

DragonWave’s registration statement has become effective under the United States Securities Act of 1933 and the Company has obtained a receipt for a final short form base PREP prospectus in connection with a public offering consisting of 12,972,300 common shares (the “Offering”) at a public offering price of US$10.00 per share for aggregate gross proceeds of US$129,723,000.

Pursuant to the supplemented short form PREP prospectus filed today with the securities regulatory authorities in each of the provinces of Canada (except Quebec), the Company offers 7,454,050 common shares and certain selling shareholders offer 5,518,250 common shares under the Offering. In connection with the Offering, DragonWave has entered into an underwriting agreement with a syndicate of underwriters led by Canaccord Adams and Piper Jaffray & Co. The total gross proceeds to the Company will be approximately US$74.5 million. In addition, DragonWave has granted the underwriters an over-allotment option to purchase up to 1,945,845 common shares at the offering price to cover any over-allotments, exercisable during the period ending 30 days from the closing of the Offering. The Offering is expected to close on or about October 20, 2009.

DragonWave expects to use the net proceeds from the Offering (excluding any net proceeds to the selling shareholders) primarily:

•                  to strengthen the Company’s balance sheet in preparation for new mobile broadband network deployments and to better position DragonWave to be selected as an equipment vendor for large network service providers;

•                  to fund working capital requirements associated with accelerating sales and production of DragonWave’s products, and

•                  to continue to fund efforts to increase sales penetration in regions outside North America.

Any remaining balance of the net proceeds will provide an available source of funding for potential future acquisition opportunities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such jurisdiction.

The Offering is subject to certain customary conditions and regulatory approvals, including the approval of the Toronto Stock Exchange.  Listing of the common shares on NASDAQ is subject to DragonWave fulfilling all applicable listing requirements.  A copy of the registration statement can be accessed through the SEC’s website at http://www.sec.gov/ and a copy of the supplemented short form PREP prospectus may be obtained by visiting SEDAR at http://www.sedar.com/.

A written prospectus relating to the Offering may be obtained in Canada from Canaccord Adams, Attention Amy Patel, 161 Bay Street, Suite 3000, Toronto Ontario M5J 2S1, telephone: (416) 869-3052 or in the United States from Canaccord Adams, Attention: Jennifer Pardi, 99 High Street, Boston MA 02110, telephone: (617) 788-1554 or from Piper Jaffray & Co., Attention: Piper Jaffray & Co., Prospectus Department, 800 Nicollet Mall, Suite 800, Minneapolis, MN, 55402, telephone: 612-303-8290 or email: prospectus@pjc.com.

ABOUT DRAGONWAVE

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters are located in Ottawa, Ontario, with sales locations in Europe, the Middle East and North America. DragonWave’s web site is http://www.dragonwaveinc.com.

Caution Regarding Forward-Looking Statements

This press release contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws,  including statements regarding DragonWave’s public offering in the United States and Canada, the expected closing date and anticipated use of proceeds. These statements are based upon the assumptions that the Offering will be successfully completed on the terms described above, and that the proceeds of the Offering can successfully be used as described above. There can be no assurance that DragonWave will complete the proposed Offering. All forward-looking information and forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth herein are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond the ability of DragonWave to control or predict. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, sales and revenue estimates, cost estimates and anticipated financial results, capital expenditures and objectives.  These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Some of the most important factors that could cause actual results or events to differ materially from those discussed in the forward-looking statements are disclosed under “Risk Factors” in the supplemented short form PREP prospectus and the registration statement on Form F-10 filed with securities regulatory authorities in every province of Canada, except the province of Quebec, and the United States, respectively.  Forward-looking statements are provided to enable external stakeholders to understand DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes.

Although DragonWave has attempted, in its supplemented short form PREP prospectus and the registration statement on Form F-10,  to identify important factors that could cause its actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause its results to differ from what it currently anticipates, estimates or intends. Recent unprecedented events in global financial and credit markets have resulted in high market price volatility and contraction in credit markets. These on-going events could impact forward-looking statements contained in this press release in an unpredictable and possibly detrimental manner.  In light of these risks, uncertainties and assumptions, the forward-looking events described in this press release might not occur or might not occur when stated.

Except as required under applicable securities legislation, DragonWave undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contacts

Russell Frederick Chief Financial Officer DragonWave Inc. (613) 599-9991 ext. 2253 rfrederick@dragonwaveinc.com